UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*

Atwood Minerals & Mining Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)
050091206
(CUSIP Number)
Jacques Krischer c/o Atwood Minerals & Mining Corp. 63 Main Street, #202, Flemington, New Jersey 08822 Telephone: (908) 968-0838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 050091206

1	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only).

Jacques Krischer
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

SC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Belgium
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		6,240,000
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		6,240,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person

6,240,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

11.71%
14	Type of Reporting Person

IN

Item 1.                      Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of Atwood Minerals & Mining Corp., a Nevada corporation, or Atwood.  The principal executive offices of Atwood are currently located at 63 Main Street #202, Flemington, New Jersey 08822.

Item 2.                      Identity and Background

(a)	Name: Jacques Krischer;
(b)	Business address: Atwood Minerals & Mining Corp, 63 Main Street, #202, Flemington, New Jersey 08822;
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Krischer currently serves as President---UDM Music Division of Atwood, 63 Main Street, #202, Flemington, New Jersey 08822.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other  disposition of the case:

No

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

No

(f)	Citizenship: Belgium

Item 3.                      Source and Amount of Funds or Other Consideration

On April 27, 2010, Atwood consummated a Securities Purchase Agreement with Universal Database of Music USA LLC (“UDM”) pursuant to which it acquired all of the equity interests of UDM.  The members of UDM, including Mr. Krischer, received stock in Atwood in consideration of their equity in UDM.

The Securities Purchase Agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

Item 4.                      Purpose of Transaction

The purpose of the transaction is to facilitate the consummation of the Securities Purchase Agreement by the members of UDM.

As a material term of the transaction, Mr. Krischer was appointed as President of Atwood’s UDM Music Division.

Other than as stated above, Mr. Krischer currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Mr. Krischer reserves the right to develop such plans).

Item 5.                      Interest in Securities of the Issuer

(a)  As of April 27, 2010, Atwood had approximately 53,306,224 shares of common stock outstanding.  Mr. Krischer was the beneficial owner of 6,240,000 shares of Atwood common stock or 11.71% of the class.

(b) Mr. Krischer has the sole power to vote and the sole power to direct the disposition of the 6,240,000 shares of common stock that he beneficially owns.

(c) Mr. Krischer has not effected any transaction in Atwood common stock during the past 60 days.

(d) No person other than Mr. Krischer has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned.

(e) Not applicable.

Item 6.              Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 27, 2010, Mr. Krischer and Atwood entered into an employment agreement for his services as President—UDM Music Division.  The employment agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

On April 27, 2010,  Mr. Krischer, entered into a Restricted Stock Agreement (the “GJD Restricted Stock Agreement”) with Atwood. Mr. Krischer was issued 6,240,000 shares of our common stock (the “Restricted Stock”) in consideration for the outstanding membership interests in  UDM.  The Restricted Stock is subject to the terms and conditions of the Restricted Stock Agreement which provides that the Restricted Stock is subject to a right of repurchase in favor of the Atwood (“Right of Repurchase”) at a price per share of $0.0001.  The Right of Repurchase shall lapse with respect to the Restricted Stock as follows: a) with respect to 2,240,000 Shares on the April 27, 2010 (the “Closing Date”); (b) with respect to 2,000,000 Shares on the six-month anniversary of the Closing Date; (c) with respect to 2,000,000 Shares upon the one-year anniversary of the Closing Date, in each case provided that Mr. Krischer is continuously providing services to the Atwood as an officer of Atwood

Item 7.                      Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.
Securities Purchase Agreement dated April 21, 2010 by and between Atwood, UDM and the members of UDM.  This agreement is incorporated by reference to Atwood’s Current Report on Form8-K filed with the SEC on April 27, 2010.

2.
Employment Agreement dated April 27, 2010 by and between Atwood and Jacques Krischer.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

3.
Restricted Stock Agreement dated April 27, 2010 by and between Atwood and Jacques Krischer.  This agreement is incorporated by reference to Atwood’s Current Report on Form 8-K filed with the SEC on April 27, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 17, 2010

By:	/s/ Jacques Krischer
Jacques Krischer